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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CALIFORNIA FIRST NATIONAL BANCORP
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
130222102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	130222102

1	NAMES OF REPORTING PERSONS Patrick E. Paddon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		6,566,174 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,566,174 (1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,566,174 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

57.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) This is the first amendment to the Schedule 13G filed by Mr. Paddon on May 13, 1988. Since that filing, Mr. Paddon has disposed of an aggregate of 1,120,740 shares of common stock and has acquired an aggregate of 488,796 shares of common stock, in each case not resulting in the acquisition of beneficial ownership of more than two percent of the common stock in any twelve-month period. Mr. Paddon has previously reported each of such dispositions and acquisitions pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Mr. Paddon has not effected any purchases and sales, or sales and purchases, within any period of less than six months, except for any such transactions that were exempt from the operation of Section 16(b) of the Exchange Act. Excludes 52,440 shares of common stock beneficially owned by Mr. Paddon's children and 222,462 shares of common stock beneficially owned by Mr. Paddon's spouse, in each case as to which Mr. Paddon disclaims any beneficial interest. All common stock share amounts in this amendment are adjusted for the Issuer's 2-for-1 common stock split effective October 17, 1997.
(2) Based upon 11,440,725 shares California First National Bancorp common stock outstanding at March 31, 2008 as reported on the Issuer's Quarterly Report on Form 10-Q for the period ending March 31, 2008 as filed with the SEC on May 13, 2008.

Item 1(a)	Name of Issuer.
California First National Bancorp

Item 1(b)	Address of Issuer's Principal Executive Offices.
18201 Von Karman Avenue, Suite 800
Irvine, California 92612

Item 2(a)	Name of Person Filing.
Patrick E. Paddon

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
Same as Item 1 (b)

Item 2(c)	Citizenship or Place of Organization.
See Row 4 of Cover Page

Item 2(d)	Title of Class of Securities.
Common Stock, $.01 par value

Item 2(e)	CUSIP Number.
130222102

Item 3	Reporting Person.
Not applicable.

Item 4	Ownership.
(a)	Amount beneficially owned: See Row 9 of cover page

(b)	Percent of class: See Row 11 of cover page

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page
	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page
	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page
	(iv)	Shared power to dispose or to direct the dispostion of: See Row 8 of cover page

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 9, 2008

By:	/s/ Patrick E. Paddon
Name:	Patrick E. Paddon, CEO

The original statement shall be signed by each person on whose behalf the statements is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).